Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: April 26, 2023

Bob Rose Show with Greg Cassidy – Interview with Bob Rose and Michael Seifert

Bob Rose Show with Greg Cassidy (Audacy)

April 26, 2023

Bob Rose: I have a very important person to want to talk to and welcome to the Sunshine State. His name is Michael Seifert and he is the founder of PublicSq. Michael, good morning. How are you?

Michael Seifert: I'm well, thanks for having me on.

Bob Rose: Hey, it's our pleasure and we want to welcome you to Florida. First of all, describe your company, PublicSq. What it is, what it does.

Michael Seifert: Well, we started 10 months ago nationwide, and we are the nation's largest marketplace of Constitution-respecting, freedom-loving proud American-owned businesses. And so we have a network of vendors - about 50,000 businesses around the country - that provide services, goods, products, to consumers that are values-aligned with them, so that they can support businesses that support this country with their purchases. And it's all free to join at PublicSq.com We started in California. I am from San Diego, but we recently announced last week that we are joining y'all in the Sunshine State. We are making the move to Florida here in the next six weeks.

Bob Rose: Well, and we welcome you. We love it when businesses relocate here. We know that it provides job opportunities for people and for families to get established and stuff like that. And we absolutely love that. Now, San Diego, of all the places in California, gotta tell you, if you could bottle up and bring just some of that weather with you, just to cut down on our humidity a little bit, we wouldn't mind.

Michael Seifert: Yeah, it's funny. I've been asking around to a lot of Florida locals. We've been on a few visits there the past few weeks, and I've said, you know, what's your favorite thing about living here? And they'll say, Oh, well the weather and I said, Okay, you have to skip that one. I need a number two because we've got the weather in California and then they say okay, well it's the people and I said, Okay, great. It's the taxes. Okay, great. It's the friendliness. Okay, great. The politics. Okay, great. You know, there's so much Florida has to offer that California doesn’t and one thing that I will miss though is the weather.

Bob Rose: Could you say specifically where it is you're going to relocate to in Florida.

Michael Seifert: We're going to be Southeast Florida, somewhere north of Miami and just south of Jupiter. We're going to be in that - that 40 mile window right there. We are finalizing lease arrangements now, we're making the move on June 1.

Bob Rose: Yeah. I can understand that –

Michael Seifert: We looked at a lot of places in Florida but that's ultimately where we landed for a myriad of different reasons.

Bob Rose: Well, I'm sure. And you'd have access to, you know, Miami, Fort Lauderdale airports and Palm Beach and, and certainly got the I-95 corridor. But yeah, there's a lot of a - a lot of great things going on in that coast. There's no -- no doubt about it. Now, speaking of California. What's the deal with Governor Newsom and some kind of tax he wanted to put on investors?

Michael Seifert: It's absurd. There's a move for a wealth tax where essentially, you're taxed by succeeding with your invested capital, you're taxed by unrealized gains. So, even if you don't actually realize the value of your investments that have increased, you're still going to be taxed in the state of California. There's a push to incorporate a heavier corporate tax burden on the businesses that provide a lot of jobs and success to the state overall. As you actually do more successful as a business, you're taxed more. It's a very absurd proposition. For the state that is currently the worst state in the country to do business. It breaks my heart. I love California, but if you're gonna run people into the ground with a wealth tax and punish those who are willing to succeed, meanwhile, you are lowering the incentives to succeed for those that are just getting started. It just doesn't make sense anymore. And given that our business is growing rapidly, we are one of the fastest growing startups in the country right now. It just does not make sense to have that next chapter of growth be one that takes place in a state that is so adamantly opposed to our development.

Bob Rose: Well, if you're from San Diego, then you must know Tucker Carlson. Are you gonna bring him with you to Florida?

Michael Seifert: I wish. I wish. It's funny. Tucker has just been great to us. He actually, you know, we are, we just recently announced that we're going public. Actually, we want to be a company owned by “we the people,” so we are excited to go public so that our consumers can actually own stock in the company itself. But Tucker was the one we announced that we are going public with, and so we were grateful that he's been a big supporter of ours and has given us a voice to share our company's vision and story. He's gotten a million calls and offers over the last few days, but Tucker, if you're listening, we'd love to have you join us.

Bob Rose: Yeah, I think he has some property maybe on the other coast. I think he hangs out near the Boca Grande area and I'm kind of from that area. So I know it a little bit. But yeah, we -- we love some Tucker, and we were sad to see him separate, but I'm sure he'll do well. And we wish them well. Now, you're coming to the state of Florida. We're happy to have you and your company PublicSq. coming now. Can I ask you, were there incentives, was a state or local government offering you something to say “Hey, bring your business in”?

Michael Seifert: Yeah, that's definitely right. We've definitely received a lot of open arms from the state. We actually are in touch with the governor's office. And DeSantis has been fantastic to us. So there'll be more announced there, please stay tuned. But they've been, from the very top, the governor's office has been very open arms to us and welcoming. And you know, it's great. And we're gonna save -- by making this move, we're going to save 15% a year, basically, day one.

Bob Rose: Wow.

Michael Seifert: I mean, that's just -- that's the game changer for a business like ours. That's -- that's the difference between employees that are paid very well in greater numbers versus, you know, we're having to kind of cut just stay in the state that we live in. I mean, it's become absurd, so yeah, the governor has been great. Local governments in southeast Florida have been fantastic, but I want to say this. The state of Florida has been fantastic. I mean, Bob, I tweeted last week, you can follow me on Twitter at @realmichaelseif, S-E-I-F, the first four letters of my last name. I tweeted last week that we were making the move. And the tweet in the first day had 2 million impressions. What was beautiful is that the responses I received were virtually all from local Floridians that were saying, hey, come to Gainesville, come to Jacksonville, come to Palm Beach, come to Miami. You know, everybody just was so enthralled with their city and were stating all the wonderful things about it. And I just - I was blown away. There's such a pride right now in being from Florida. And I think that people are waking up across the country -- and I want to share this specifically for the Florida listeners on this radio station. People are waking up around the country and realizing what's happening in Florida is an example for the rest of the country. And then, what Florida has been able to do, especially in the last few years, has been really remarkable and set an example for the nation. And so we're wanting to make America like Florida because there's something clearly special going down in the southeast of our country. And I think the nation needs to learn from it.

Bob Rose: Well, if we -- you know, we -- when we opened up during COVID, as much as, you know, some in the government at the time, kind of shunned us, who were very upset about it. It turned out to be a hugely smart move and then the place was packed, and a lot of people coming from up north and from so-called blue states and it was kind of like, look what you're enjoying here. Do you understand the difference? And it was a stark difference, and I think some of them realize that, unfortunately, they didn't carry it back maybe and help in some of the midterm elections, but maybe it'll take time to sink in. I like what you're saying. I like how you're passing that message along to your many followers and we welcome you to the Sunshine State and we hope that your business continues to be highly successful.

Michael Seifert: Wow, thank you, Bob. And I appreciated the time and we're looking forward to being there with you all and we're excited for PublicSq. to become more of a household name in Florida. We certainly value the residents of that state and are excited to provide the service to the people that are constitution respecting, love their country, can shop their values in the Sunshine State.

Bob Rose: Got a timetable on your IPO?

Michael Seifert: We're going to be closing by early Q3.

Bob Rose: Wow. Okay. Congratulations. I look forward to that as well.

Michael Seifert: Thank you, sir. I appreciate it.

Bob Rose: Thank you, Michael Seifert, he's the founder of PublicSq., a marketplace for conservative minded businesses, basically. You can check it out for yourself. PublicSq.com.

* * * * *

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) has filed a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.'s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.'s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.